FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES FINANCING AND PROVIDES DRILLING UPDATE

(all amounts expressed in US Dollars)

Didsbury, Alberta – Thursday, January 24, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced it has signed a $41.5 million financing letter of intent, plus updated its drilling report for its winter program.

Financing

JED announced that it has signed a financing letter of intent for a term loan facility of $41.5 million for nine months.  The use of the net proceeds will be the repayment of JED’s 10% Senior Subordinated Redeemable Notes which mature on February 1, 2008.  The facility, which is expected to close February 1st, is subject to due diligence and credit committee approval.  “This facility will give us the necessary time to retire this debt through a combination of traditional bank financing and the sale of assets,” stated Richard Carmichael, JED’s Chief Financial Officer.

Drilling Update

JED has now completed the drilling of nine of their fifteen well winter drilling program in the Steen area of northern Alberta, resulting in seven Keg River oil wells and one Slave Point gas well.  Three of the Keg River oil wells commenced production in late December.  The remaining four Keg River oil wells are expected to be on production by February 1, 2008.  The Slave Point Gas well, as well as a previously drilled Slave Point gas well, are expected to be on production by February 15th.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The loan facility may not close.  The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com